
Red Robin®

Second Quarter 2014 Results

August 14, 2014

Forward-Looking Statements

Red Robin

- Forward-looking statements in this presentation regarding our restaurant revenue, restaurant-level operating profit margins, new restaurant growth and remodels, future economic performance, costs, expenses, tax rate, royalties and capital investments, performance of acquired franchised restaurants, statements under the heading "2014 Outlook," and all other statements that are not historical facts, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions believed by the Company to be reasonable and speak only as of the date on which such statements are made. Without limiting the generality of the foregoing, words such as "expect," "anticipate," "intend," "plan," "project," or "estimate," or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. We undertake no obligation to update such statements to reflect events or circumstances arising after such date, and we caution investors not to place undue reliance on any such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements based on a number of factors, including but not limited to the following: the effectiveness of the Company's marketing strategies, loyalty program, and guest count initiatives to achieve restaurant sales growth; the ability to fulfill planned expansion and restaurant remodeling; the cost and availability of key food products, labor, and energy; the ability to achieve revenue and cost savings from our anticipated new technology systems and other initiatives; the macro economic and competitive environment; the ability to successfully integrate and achieve anticipated revenues from recently acquired restaurants; availability of capital or credit facility borrowings; the adequacy of cash flows or available debt resources to fund operations and growth opportunities; federal, state, and local regulation of our business; and other risk factors described from time to time in the Company's Form 10-K, Form 10-Q, and Form 8-K reports (including all amendments to those reports) filed with the U.S. Securities and Exchange Commission.

This presentation may also contain non-GAAP financial information. Management uses this information in its internal analysis of results and believes that this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results and providing meaningful period-to-period comparisons. For a reconciliation of non-GAAP measures presented in this document, see the Appendix of this presentation.

Q2-14 Headlines

Red Robin®

- Comparable restaurant revenue up 1.2%, Guest traffic down 2.5%
- Total restaurant revenue increased 7.4%
- Restaurant-level operating profit margin decreased 110 bps to 22.2%
- Diluted EPS of $0.65, a decrease of 15.6%
- Adjusted EPS of $0.68, a decrease of 11.7%
- Restaurants opened: 3 Red Robin, 2 Burger Works, and 1 franchise


RED
ROBIN

Q2 Sales Performance

- Finest™ burgers
- Appetizer & dessert mix
- Beverage mix
- Hercules and The Colossus Burger


The
COLOSSUS
BURGER
Some legends are best told with brisket
CONQUER YOUR APPETITE
Fire-grilled beef patty • Finely chopped smoked brisket • Provolone cheese • Grilled onions • Campfire and Triple S BBQ sauce • $10.
GET A FREE MOVIE TICKET
WHEN YOU BUY A $25 LIMITED EDITION GIFT CARD
HERCULES
IN THEATERS JULY 25
RED ROBIN
BURGERS AND A MOVIE


NEW
WILDBEER-Y
Can-Crafted Cocktail
Who knew berries could get this wild? Tito's Handmade Vodka, Redd's® Strawberry Ale, our strawberry-raspberry purée and lemonade. It's absolutely berry-licious!
Our beer cans are PERFECT for summer. Ask your server how you can get one.*
*While supplies last.
Limited Edition Baseball Can
Drink Responsibly. Drive Responsibly.


NEW
CHOCOLATE BANANA CHUNK
BITE TINI
Perfect for two!
These perfectly poppable bread pudding bites are crispy on the outside with a soft chocolatey middle. Finished with a chocolate-banana drizzle.
It's love at first bite-tini.
3.99

Exterior Before BTI Improvements

Red Robin


RED
ROBIN
AMERICA'S
GOURMET BURGERS & SPIRITS
3110


RED
ROBIN
3110



BTI Exterior Signage

Red Robin


Red Robin
GOURMET
BURGERS
AND BREWS


Red Robin
GOURMET
BURGERS
AND BREWS

Red Robin

Financial Update

Q2-14 Sales Highlights

Red Robin

	Q2-14 (12 Weeks)	Q2-13 (12 Weeks)	Change
Restaurant revenue	$251.8 million	$234.5 million	+7.4%
Total company revenue	$256.1 million	$238.3 million	+7.5%
Company-owned comp revenue	1.2%	4.3%	-310 bps
Price/ Mix	3.7%	5.0%	-130 bps
Guest Counts	-2.5%	-0.7%	-180 bps
Franchised comp revenues - US	2.9%	1.9%	+100 bps
Franchised comp revenues - CAN	0.2%	4.2%	-400 bps
Company avg. weekly revenue/ unit[(1)] - total	$57,549	$57,699	-0.3%
Company avg. weekly revenue/ unit[(1)] - comp	$58,341	$57,645	+1.2%
Red Robin operating weeks[(1)]	4,360	4,051	+7.6%
Burger Works operating weeks	64	60	+6.7%
Net Sales/ sq. ft (TTM)	$460	$442	+4.1%

(1) Excludes Red Robin Burger Works® fast casual restaurants



Comparable Restaurant Revenue Growth



6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.3%
5.7%
3.7%
5.4%
1.2%
Q213
Q313
Q413
Q114
Q214

RLOP[1] Margins

Red Robin



25.0%
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
17.0%
16.0%
Q2'14 -110 bps
21.2%
21.5%
22.4%
21.1%
23.3%
22.2%
19.7%
20.4%
20.6%
21.7%
Q1
Q2
Q3
Q4
2012
2013
2014

(1) See reconciliation of non-GAAP restaurant-level operating profit to income from operations and net income on Schedule II of the Q2 press release posted on redrobin.com.

Incremental RLOP Margin


Change over prior year, in bps
250
200
150
100
50
0
-50
-100
-150
140
30
90
70
30
220
70
110
90
-110
Q112
Q212
Q312
Q412
Q113
Q213
Q313
Q413
Q114
Q214
Q2'14 +140 bps over Q2'11

Q2-14 Restaurant Results

	% of Restaurant Revenues Q2-14	% of Restaurant Revenues Q2-13	Favorable (Unfavorable)
Cost of Sales	25.3%	24.7%	(60) bps
Labor	32.8%	32.7%	(10) bps
Other Operating	12.3%	12.1%	(20) bps
Occupancy	7.4%	7.2%	(20) bps
Restaurant Level Operating Profit (Non-GAAP)	22.2%	23.3%	(110) bps



Adjusted EBITDA



$ in millions
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$33.6
$32.5
$37.0
$25.0
$29.7
$29.3
$20.0
$21.0
$25.8
$25.8
$113.1 million trailing 4 quarters
Q1
Q2
Q3
Q4(1)
2012
2013
2014

See slide 20 for reconciliation of non-GAAP Adjusted EBITDA to Net Income
(1) 13 weeks in 2012



Accretively Deploying Capital

Red Robin

- New Restaurants
  - Full-size (± 5,800 sq. ft.)
  - Mid-size (± 4,000 sq. ft.)
  - Red Robin Burger Works (± 2,000 sq. ft.)
- Brand Transformation Remodels
  - Average $350,000-$400,000 per unit
  - Complete system by end of 2016
- Acquisitions
  - $8 million acquisition completed in Q1
  - $40 million acquisition of 32 restaurants in U.S. (14) and Canada (18) completed at beginning of Q3


Red Robin
GOURMET
BURGERS
BREWS
Crown Point, Colorado


Sherwood Park, Alberta Canada

Adjusted Net Income

Red Robin

$ in millions



$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$10.6
$9.5
$11.9
$7.7
$11.1
$9.8
$3.5
$4.7
$8.4
$9.1
Q1
Q2
Q3
Q4(1)
2012
2013
2014

See slide 21 for reconciliation of non-GAAP Adjusted Net Income to Net Income

(1) 13 weeks in 2012

Earnings Per Diluted Share



$0.95
$0.85
$0.75
$0.65
$0.55
$0.45
$0.35
$0.25
$0.15
$0.71
$0.66
$0.82
$0.52
$0.77
$0.68 (1)
$0.24
$0.32
$0.59 (1)
$0.62 (1)
Q1
Q2
Q3
Q4 (2)
2012
2013
2014

(1) As adjusted, see slide 21 for reconciliation of non-GAAP Adjusted Earnings Per Diluted Share to Earnings Per Diluted share
(2) 13 weeks in 2012

2014 Outlook

- Comparable restaurant revenue growth in low single digits
- 32 acquired restaurants expected to add $44 million of revenues and decrease franchise royalties by approximately $1.5 million
- RLOP margins expected to be approximately 21.3%
- Open 20 new company-owned Red Robin® restaurants plus 4 to 5 Red Robin Burger Works®
- Capital investments expected to exceed $100 million, excluding acquisitions
- G&A costs expected to be approximately $94 million; selling expenses expected to be 3.2% of sales
- Pre-opening and acquisition costs expected to be $9 million
- Depreciation and amortization costs expected to be approximately $64 million
- Tax rate projected to be 26%





Red Robin®

Appendix

Cash Flow from Operations

Red Robin

$ in millions



$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$40.4
$36.0
$29.6
$30.6
$20.5
$20.1
$22.3
$11.2
$31.3
$22.0
Q1
Q2
Q3
Q4(1)
2012
2013
2014

(1) 13 weeks in 2012

Q2-14 Commodity Update

Red Robin

	% of Total COGS in Q2 2014	Market v. Contract
Ground beef	14.0%	Market
Steak Fries	10.8%	100% contract through 10/14
Poultry	10.0%	100% contract through 12/14
Produce	7.6%	80% contract through 9/14, tomatoes 100% contract through 9/14
Meat	6.9%	Bacon and riblets 100% contract through 9/14, prime rib 100% contract through 12/14
Bread	6.3%	100% contract through 12/14
Seafood	3.4%	Shrimp 100% contract through 10/14, Cod 100% through 12/14
Fry Oil	2.1%	100% contract through 12/14



Adjusted EBITDA Reconciliation to Net Income

Red Robin

	2012				2013				2014	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net Income as reported	$ 10,558	$ 7,748	$ 3,533	$ 6,492	$ 9,480	$ 11,139	$ 4,661	$ 6,959	$ 11,944	$ 9,470
Adjustments to net income:										
Income tax expense	3,356	2,408	1,210	1,552	2,977	3,576	1,517	940	4,424	3,521
Interest expense, net	1,833	1,223	1,041	1,217	1,052	623	558	399	689	619
Depreciation and amortization	16,652	12,532	13,284	13,000	17,834	13,319	13,436	13,611	18,886	14,120
Non-cash stock-based compensation	1,202	1,068	894	644	1,192	1,050	857	724	1,009	1,021
Loss on debt refinancing	-	-	-	2,919	-	-	-	-	-	-
Impairment and closure charges	-	-	-	-	-	-	-	1,517	-	-
Non-recurring special bonus	-	-	-	-	-	-	-	1,626	-	-
Executive transition	-	-	-	-	-	-	-	-	-	544
Adjusted EBITDA	**$ 33,601**	**$ 24,979**	**$ 19,962**	**$ 25,824**	**$ 32,535**	**$ 29,707**	**$ 21,029**	**$ 25,776**	**$ 36,952**	**$ 29,295**



Reconciliation of Adjusted Net Income to Net Income and Adjusted Earnings Per Diluted Share to Earnings Per Diluted Share

Red Robin

	2012				2013				2014	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net Income as reported	$ 10,558	$ 7,748	$ 3,533	$ 6,492	$ 9,480	$ 11,139	$ 4,661	$ 6,959	$ 11,944	$ 9,470
Adjustments to net income:										
Loss on debt refinancing	-	-	-	2,919	-	-	-	-	-	-
Executive transition & severance	-	-	-	-	-	-	-	-	-	544
Impairment and closure charges	-	-	-		-	-	-	1,517	-	-
Non-recurring special bonus	-	-	-		-	-	-	1,626	-	-
Income tax expense of adjustments	-	-	-	(1,020)	-	-	-	(974)	-	(183)
Adjusted Net Income	$ 10,558	$ 7,748	$ 3,533	$ 8,391	$ 9,480	$ 11,139	$ 4,661	$ 9,128	$ 11,944	$ 9,831
Diluted net income per share:										
Net income as reported	$ 0.71	$ 0.52	$ 0.24	$ 0.45	$ 0.66	$ 0.77	$ 0.32	$ 0.48	$ 0.82	$ 0.65
Adjustments to net income:										
Executive transition & severance	-	-	-	-	-	-	-	-	-	0.04
Loss on debt refinancing	-	-	-	0.20	-	-	-	-	-	-
Impairment and closure charges	-	-	-	-	-	-	-	0.10	-	-
Non-recurring special bonus	-	-	-	-	-	-	-	0.11	-	-
Income tax expense of adjustments	-	-	-	(0.06)	-	-	-	(0.07)	-	(0.01)
Adjusted EPS - diluted	$ 0.71	$ 0.52	$ 0.24	$ 0.59	$ 0.66	$ 0.77	$ 0.32	$ 0.62	$ 0.82	$ 0.68

